UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 16, 2006
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):N/A.

Attached hereto and incorporated by way of reference herein is the Registrant’s press release entitled “Nova Measuring Instruments Believes Latest Claim by Nanometrics Also Without Merit”.

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by Nova Measuring Instruments Ltd., filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); and September 21, 2006 (File No. 333-137491).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2006	Nova Measuring Instruments Ltd. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:

Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gkir.com
http://www.nova.co.il	Kenny@gkir.com

NOVA MEASURING INSTRUMENTS BELIEVES LATEST CLAIM
BY NANOMETRICS ALSO WITHOUT MERIT

Nova’s March 2005 Suit, Approaching Trial Date, Seeks Permanent Injunction
Preventing Nanometrics from Selling Integrated Metrology Products

Rehovoth, Israel – October 16, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated metrology and process control for the semiconductor industry, today indicated that it believes the patent infringement suit filed by Nanometrics Incorporated (Nasdaq: NANO) on October 10, 2006 has no foundation.

Commenting on the latest lawsuit, Gabi Seligsohn, President and CEO of Nova noted that “the action taken last week by Nanometrics continues to demonstrate its concern over the strength of the suit we brought against them over 18 months ago, in which we have prevailed at every stage, and which is close to going to trial. It is also an indication of Nanometrics’ anxiety over significant recent competitive losses at leading semiconductor manufacturing sites.”

The October 10th suit was filed with the District Court of Northern California alleging Nova infringes U.S. Patent Numbers 5,867,276, and 7,115,858 B1. Nova believes these patents have no foundation and no bearings on Nova’s products.

Mr. Seligsohn added, “Given the breadth of our IP portfolio in the relevant field of Optical CD, we will determine appropriate measures to counter the claim, while we continue increasing our sales and market share in this space and providing leading edge products to our customers.”

Background

Nova Measuring Instruments, Ltd. filed suit against Nanometrics Incorporated alleging infringement of its U.S. Pat. No. 6,752,689, covering integrated metrology systems, in March 2005. Nova filed an Amended Complaint in April 2006, adding a claim of willful infringement and seeking treble damages and attorneys’ fees. In January 2006, Nanometrics filed a Motion for Summary Judgment, seeking to invalidate Nova’s patent. This motion was denied in March 2006, and Nova’s case is now scheduled to go to trial in May, 2007. In addition to damages for willful infringement, Nova is seeking a permanent injunction to prevent Nanometrics from continuing to sell integrated metrology products.

In March 2006, shortly after its motion for summary judgment was denied, Nanometrics Incorporated filed an action against Nova alleging infringement of its U.S. Pat. No. Re 34,783, twelve years after the patent was re-issued in 1994. Nova believes that the ‘783 patent, which relates to a method of calibration, is not valid, and filed in August 2006, a request to have the patent reexamined by the U.S. Patent and Trademark Office. Nova’s reexamination request is pending, and Nova expects the request to result in a stay of the Nanometrics lawsuit. In its Answer to Nanometrics’ Complaint, Nova alleges that Nanometrics committed numerous acts of inequitable conduct during prosecution of the ‘783 patent and its parent, such that the patent is unenforceable. Nanometrics moved to “strike” Nova’s allegations of inequitable conduct, but the Motion to Strike was denied by the Court in September 2006. This case is in the very early stages and is not expected to go to trial for several years even if the action is not stayed.

About Nova

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to the future outcome and consequences of legal proceedings and petitions filed with the U.S. patent and Trademark Office., Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  our ability to successfully complete our integration of HyperNex, our ability to leverage our existing channels to expand into the market for X-Ray diffraction metrology, changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, risks related to our intellectual property, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.